RICHMONT MINES INC.

REPORT TO THE SHAREHOLDERS

Nine-Month Period Ended
September 30, 2005

For more information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec	Tel.: (514) 397-1410
Canada H3B 2C6	Fax: (514) 397-8620

info@richmont-mines.com	Listings: Toronto, AMEX

Ticker Symbol: RIC

MANAGEMENT'S DISCUSSION AND ANALYSIS
(All dollar figures are in Canadian dollars, unless otherwise stated)

MONTREAL, October 27, 2005 - The management of Richmont Mines Inc. ("Richmont Mines" or "the Company") wish, in this report, to outline the Company's highlights for the three-month and nine-month periods ended September 30, 2005. Equipped with adequate systems of internal accounting and administrative controls, management is able to provide reasonable assurance that the financial information presented in this report is relevant and reliable. The financial information presented here has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), and the currency employed, except where otherwise indicated, is the Canadian dollar. This report should be read in conjunction with Richmont Mines' 2004 annual report, the non-audited quarterly financial statements and the accompanying notes. The data on production are given according to the metric system, which is the method most commonly used in Canada. More information on Richmont Mines may be obtained from the Web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com).

Description of the Company

Richmont Mines is a mining company listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol RIC. A producer of gold for almost 15 years, Richmont Mines focuses its activities on the development, operation and exploration of underground gold mines in the Canadian provinces of Quebec, Ontario and Newfoundland. As at September 30, 2005, Richmont Mines owns one mine in operation, two advanced exploration projects, two gold mills and several exploration properties. A map showing the locations of these properties is presented in the brochure entitled "2004 Review - 2005 Outlook" and also at the Web site www.richmont-mines.com.

Highlights - third quarter of 2005

  Investment of $1.3 million in underground development at the Beaufor Mine
  Investment of $4.9 million in the East Amphi property
  Investment of $4.4 million in the Island Gold project

Summary of the operating results for the three-month and nine-month periods ended September 30, 2005

Beaufor Mine

During the first two months of the third quarter of 2005, Richmont Mines and Louvem Mines Inc., owners of the Beaufor Mine, carried out a planned halt in production in order to accelerate development and exploration activities aimed at maintaining the rate of production of the past few years. Production activities resumed at the beginning of September.

In the third quarter of 2005, the amount of $1,318,266 was invested for the driving of 367 metres of drifts, sublevels and crosscuts at levels 12, 15 and 17, and for increasing the ore developed inventory, whereas in 2004, the amount of $605,429 was devoted to development work. In addition, an amount of $99,969 went to the completion of 2,940 metres of exploration drilling in the corresponding zones at the developed levels, compared with $112,800 for 3,618 metres in the same period in 2004.

The production and development activities completed during the third quarter of 2005 allowed for the milling of 29,945 tonnes of ore at an average recovered grade of 5.12 g/t, thus yielding 4,931 ounces of gold sold at an average price of US$435 per ounce. For the third quarter of 2004, 57,758 tonnes of ore at an average recovered grade of 6.19 g/t were milled, thus yielding 11,502 ounces of gold sold at an average price of US$406 per ounce. The increase in the production cash cost, which rose from US$305 in 2004 to US$437 in 2005, is primarily attributable to the two-month production shut down.

02
OCTOBER 27, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

For the nine-month period ended September 30, 2005, the amount of $2,234,972 was invested in the Beaufor Mine, compared with $1,038,176 in the same period in 2004. This investment allowed the development of 2,295 metres of drifts, sublevels and raises. In addition, the amount of $693,253 was allocated to exploration and contributed in particular to the completion of 9,233 metres of drilling, compared with $787,725 for 8,941 metres during the corresponding period in the previous year.

For the first nine months of 2005, 156,649 tonnes of ore at an average recovered grade of 6.01 g/t were milled, thus yielding 30,287 ounces of gold sold at an average price of US$434 per ounce. For the same period in 2004, 194,008 tonnes of ore at an average recovered grade of 6.04 g/t were processed, thus yieldding 37,649 ounces of gold sold at an average price of US$411 per ounce. The increase in the production cash cost, which rose from US$312 in 2004 to US$349 in 2005, is primarily attributable to the two-month production shut down at the Beaufor Mine.

The Company began the development of a ramp to a planned vertical depth of 30 metres starting at the lowest level of the mine, 610 metres below the surface. This work will provide access for the extension of Zone C, where reserves of 50,000 tonnes at an average grade of 9.4 g/t have already been identified. Richmont Mines expects to start mining this zone in mid-year 2006. The potential of Zone B, located farther to the south, will also be verified by drilling, as will that of Zone C, which is open at depth.

Camflo Mill

During the third quarter of 2005, 27,688 tonnes of ore coming from the Beaufor Mine were processed, whereas 58,637 tonnes from the Beaufor Mine were milled in 2004. In addition, a bulk sample of 11,426 tonnes of ore from the East Amphi property was milled. During this period, 24,362 tonnes of ore from custom-milling contracts were processed, compared with 25,706 tonnes in 2004.

During the nine-month period ended September 30, 2005, in addition to processing 162,236 tonnes of ore from the Beaufor Mine and the bulk sample of 11,426 tonnes from the East Amphi property, the Camflo Mill performed custom milling on 42,842 tonnes, compared with custom milling on 46,335 tonnes in the same period of the previous year. For the fourth quarter, the mill will be available for processing ore from the Beaufor Mine as well as a bulk sample from the East Amphi property.

East Amphi

During the third quarter of 2005, the Company invested $4,702,705 and pursued exploration and development work at the East Amphi property. In all, 611 metres were driven to complete the ventilation drift and to continue the extension of drifts and crosscuts. The exploration and definition drilling performed in Zones A and B are now completed. During the quarter, 2,375 metres were drilled from the surface and 7,110 metres from underground. The drilling information will be used to verify the extension of the mineralized zones, the completion of the mining plan for Zone B and the preparation of a mining plan in the A zones.

For the nine-month period ended September 30, 2005, Richmont Mines invested the amount of $11,992,205 to complete work on this property. This investment was spent on the driving of a total of 2,502 metres for all of the underground infrastructures, on the purchase of equipment and on installing infrastructures on the surface. In all, 18,050 metres of drilling have been completed since the beginning of the year.

Infrastructures were built on the surface and are now operational. Starting at the beginning of November, the first stopes will be mined and during the course of the fourth quarter, the Camflo mill expects to process approximately 20,000 tonnes of ore from the property. The data obtained in the course of this work will be used in the estimation of reserves and resources (technical report 43-101), which should be completed towards the end of the fourth quarter, and a decision on putting the East Amphi property into production will be made at that time. In 2005, investments in this property will total approximately $15 million.

03
OCTOBER 27, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Island Gold

In the third quarter of 2005, Richmont Mines invested $4,538,079 in the development of the Island Gold project. The ramp was extended 264 metres and now reaches a vertical depth of 235 metres. In addition, 137 metres were excavated to complete the ventilation raise and another 47 metres for the installation of utilities. Furthermore, 187 metres were driven in Zones C, D and E North at level 190 of the Island Zone. This work allowed for the confirmation of the estimates of the resources in this zone that were made in November 2004.

Last September, a 10,000-metres underground exploration program was initiated and 1,459 metres of drilling were carried out. This program, which will continue into 2006, will have the objective of testing the extention of the ore zones, increasing the resources and the conversion of a portion of these resources into reserves.

For the nine-month period ended September 30, 2005, Richmont Mines invested $8,785,705 to complete its advanced exploration program. In all, 1,406 metres of excavation for the underground infrastructures and 1,459 metres of drilling were completed.

Richmont Mines is currently evaluating the mining methods that are the best adapted to the Island Zone and is preparing a development plan aimed at launching the project into production by a target date of mid-year 2006. An ongoing assessment of the time frame and estimated costs for starting up the mill has not identified any significant problem at the mill.

Valentine Lake

During the third quarter of 2005, the Company invested the amount of $271,949 to an exploration program at the Valentine Lake property. The results obtained confirm the orientation and distribution of gold-bearing veins in the Main Zone. Richmont Mines and Mountain Lake Resources, partners in this project, are working on the development of a three-dimensional model that will be used to update the estimates of resources, which will be available towards the end of the year.

Operating results

Revenues

For the third quarter of 2005, revenues totalled $3,051,735, compared with $10,124,163 in 2004. For the nine-month period ended September 30, 2005, revenues were $17,544,747, compared with $30,881,806 for the corresponding period in 2004.

Precious metals - For the third quarter of 2005, a total of 4,931 ounces of gold produced at an average production cash cost of US$437 were sold at an average price of US$435 ($531), and revenues of $2,619,461 were recorded. During the third quarter of 2004, a total of 17,463 ounces of gold were produced at an average production cash cost of US$305, were sold at an average price of US$406 ($529) and thus generated revenues of $9,244,495. During the period, 11,502 ounces came from the Beaufor Mine and 5,961 ounces came from the Hammerdown Mine. The decline in gold sales during the third quarter of 2005 is primarily attributable to the planned production shut down at the Beaufor Mine and to the closure of the Hammerdown Mine, in May 2004.

For the nine-month period ended September 30, 2005, a total of 30,594 ounces of gold produced at an average cash cost of US$346 were sold at an average price of US$434 ($529) and yielded revenues of $16,187,170. These sales include 30,287 ounces from the Beaufor Mine and 307 ounces from post-production at the Hammerdown Mine. For the same period in 2004, a total of 54,233 ounces produced at an average production cash cost of US$294 were sold at an average price of US$411 ($539) and thus yielded revenues of $29,033,310. Ounces of gold coming from the Beaufor Mine thus totalled 37,649, while those from the Hammerdown Mine totalled 16,584.

04
OCTOBER 27, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Other revenues - For the third quarter of 2005, other revenues were $432,274, compared with $879,668 in the same quarter in 2004. For the nine-month period ended September 30, 2005, other revenues were $1,357,577, compared with $1,848,496 for the corresponding period in the previous year. These revenues are primarily attributable to the revenues generated by custom-milling contracts at the Camflo Mill and to interest revenues.

Expenses

Operations - Operating expenses totalled $2,600,543 during the third quarter of 2005, whereas they were $5,884,800 in the same quarter in 2004. This reduction in costs is primarily attributable to the decline in production activities for this quarter and to the two-month production shut down at the Beaufor Mine. Last September, when production activities were resumed, 29,945 tonnes of ore were milled. During the third quarter of 2004, a total of 57,758 tonnes from the Beaufor Mine and 10,899 tonnes from the Hammerdown Mine were milled.

For the nine-month period ended September 30, 2005, operating expenses totalled $12,715,455, whereas they had been $20,351,293 for the corresponding period in the previous year. In 2004, a total of 234,066 tonnes of ore from the Beaufor and Hammerdown Mines were processed, while 156,649 tonnes from the Beaufor Mine were processed in 2005.

Royalties - Royalties paid during the third quarter of 2005 came to $30,820, compared with $88,900 in the same quarter in 2004. For the nine-month period ended September 30, 2005, the amount of $191,621 was paid out in royalties, compared with $331,289 in the same period in 2004. The difference is attributable to the decline in the ounces of gold sold coming from the Beaufor Mine and to the closure of the Hammerdown Mine, as the Company was required to pay royalties on gold from these mines.

Custom milling - During the third quarter of 2005, an expense of $317,470 for custom milling was recorded, compared with an expense of $287,932 for the third quarter of 2004. During these same periods, 24,362 tonnes of ore were processed in 2005, while 25,706 tonnes had been processed in 2004.

For the first nine months of 2005, Richmont Mines performed custom milling on 42,842 tonnes of ore, compared with 46,335 tonnes for the same period in 2004. These activities represent expenses of $722,285 for this period in 2005, whereas they were $519,017 for the same period in 2004. The difference can be explained primarily by the additional services provided to customers by the Camflo Mill.

Administration - For the third quarter of 2005, expenses related to administration totalled $933,508, compared with $550,705 for the same quarter in 2004. This increase is due in part to stock-based compensation, which rose to $328,141, compared with $112,605 in the previous year.

For the nine-month period ended September 30, 2005, administrative expenses rose to $3,035,981, compared with $2,301,703 for the corresponding period in 2004. The difference can be attributed both to stock-based compensation, which totalled $1,233,996, compared with $817,167 in the previous year, and to the rise in administrative fees, which includes legal fees and corporate taxes.

Exploration and evaluation of projects - For the third quarter of 2005, Richmont Mines invested the amount of $716,825 in the exploration and evaluation of projects, compared with $1,021,139 for the same quarter in 2004. For the nine-month period ended September 30, 2005, the amount of $1,777,846 was spent on the exploration and evaluation of projects, whereas these expenses totalled $2,512,305 in the corresponding period in 2004. The largest expenditures made during the three-month and nine-month periods ended September 30, 2005, are discussed in detail in the following paragraphs.

05
OCTOBER 27, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

At the Beaufor Mine, the amount of $258,615 was invested in exploration during the third quarter of 2005, compared with $258,050 for the same quarter in 2004. In all, 6,776 metres of drilling were completed. For the first nine months of 2005, the amount of $693,253 was invested in exploration performed at this property, compared with $787,725 in the corresponding period in the previous year.

For the third quarter of 2005, the amount of $232,501 went to the evaluation of projects, compared with $180,644 for the same quarter in the previous year. During the first nine months of 2005, Richmont Mines invested the amount of $580,488 in the evaluation of projects, compared with $362,966 for the corresponding period in 2004.

At the Valentine Lake property, the Company completed a program of exploration during the third quarter of 2005, on which it spent $271,949, whereas it had invested $479,253 in the same period in 2004. For the first nine months of 2005, the amount of $352,961 was invested in this project, compared with $836,983 during the same period the previous year.

Accretion expense of asset retirement obligations - This charge totalled $40,575 in the third quarter of 2005, compared with $42,383 for this quarter in 2004. For the nine-month period ended September 30, 2005, the charge recorded was $120,114, compared with $129,409 for the same period in 2004. The Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment. The Company's management has reported the asset retirement obligations for the mining sites on the basis of management's best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new eventualities arise.

Depreciation and depletion - The amounts related to depreciation and depletion totalled $309,065 for the third quarter of 2005, compared with $1,026,739 for the same quarter in 2004. The difference is attributable to the decline in sales and to the decrease in the average depreciated amount, which was US$41 ($53) per ounce sold in the third quarter of 2004 and which is now US$28 ($34) per ounce sold.

For the nine-month period ended September 30, 2005, the amounts related to depreciation and depletion totalled $1,227,026, compared with $3,071,109 for the same period in 2004. This difference is also attributable to the decline in sales and to the decrease in the average depreciated amount, which was US$40 ($52) for the first nine months of 2004 but US$21 ($26) for the corresponding period in 2005.

Mining and income taxes - For the three-month period ended September 30, 2005, mining and income taxes totalled ($444,177), compared with an amount of $364,583 for the same period in 2004. The tax credit in the third quarter of 2005 is attributable primarily to the operation loss.

For the nine-month period ended September 30, 2005, the future mining and income taxes expense of $908,154 related to the exploration tax credit cancelled the income tax recovery and caused a mining and income taxes expense of $110,070, compared with an amount of $539,124 for the same period in 2004.

Minority interest - In the consolidated results, the portion of the loss for the minority shareholders was $63,151 for the third quarter of 2005, compared with a portion of earnings of $114,432 for the same quarter in 2004. For the first nine months of 2005, this amount was $103,842, compared with $354,155 for the same period in the previous year. These amounts represent the share of losses or earnings that is due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest.

06
OCTOBER 27, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Net earnings (loss)

For the three-month period ended September 30, 2005, Richmont Mines reports a net loss of $1,389,743, or $0.07 per share, compared with net earnings of $742,550, or $0.05 per share, for the same period in the previous year. This difference is due primarily to a decline in ounces of gold sold, an increase in stock-based compensation and the lower grades yielded from the Beaufor Mine. The decline in gold sales is explained by the two-month production shut down at the Beaufor Mine and the closure of the Hammerdown Mine in 2004. Cash flow from operations before net change in non-cash working capital items and payment of asset retirement obligations was $774,021 for the third quarter of 2005, compared with $2,200,675 for the same quarter in 2004.

For the nine-month period ended September 30, 2005, Richmont Mines reports a net loss of $2,459,493, or $0.14 per share, compared with net earnings of $772,402, or $0.05 per share, for the same period in the previous year. This difference is due primarily to the decline in gold sales, a $416,829 increase in the cost of stock-based compensation and an increase in income-tax expenses. Cash flow from operations before net change in non-cash working capital items and payment of asset retirement obligations was $1,133,639 for the first nine months of 2005, compared with $4,979,792 for the same period in 2004.

Assets

The total assets of Richmont Mines rose from $56,193,554 as at December 31, 2004, to $71,930,896 as at September 30, 2005. The rise in assets came primarily from property, plant and equipment, which rose from $23,803,718 as at December 31, 2004, to $45,930,030 as at September 30, 2005. This rise is primarily attributable to investments in fixed assets made for the East Amphi and Island Gold development properties, which totalled $11,992,205 and $8,785,705, respectively, during the first nine months of 2005. These investments were financed with cash on hand and through the private placement of $15,905,400 completed last June. Cash and cash equivalents, which were $25,269,901 as at December 31, 2004, were $15,348,587 as at September 30, 2005. Future mining and income taxes rose from $1,689,760 to $2,214,319, primarily because of tax credits for exploration that will be used in the coming years.

Liabilities

Current liabilities rose from $4,775,045 as at December 31, 2004, to $5,653,321 as at September 30, 2005. This increase was caused by the advanced exploration activities under way at the East Amphi property and the Island Gold project.

Future mining and income taxes liabilities rose from $1,490,336 as at December 31, 2004, to $3,231,049 as at September 30, 2005. The difference is attributable primarily to a capital cost allowance that was higher than depreciation.

Shareholders' equity

Shareholders' equity totalled $58,352,624 as at September 30, 2005, compared with $45,411,535 as at December 31, 2004. This increase is largely attributable to the issuance of shares in a private placement completed in June 2005 and to stock options exercised during the first nine months of 2005.

As at September 30, 2005, Richmont Mines had 19,488,053 shares and 2,429,500 options outstanding.

07
OCTOBER 27, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

	September 30, 2005
	Number	Exercise price
	of options	weighted average
		$

Options outstanding as at January 1st	1,842,500	4.29
Granted	775,000	5.25
Exercised	(148,000)	1.87
Cancelled or expired	(40,000)	5.00

Options outstanding as at September 30	2,429,500	4.73

Exercisable options as at September 30	1,849,500	4.58

Of the 775,000 options granted in 2005, 435,000 options were renewals of options issued to directors and employees. The balance of 340,000 options represents the granting of new options.

Cash flow from or used in operations

Cash flow from operations before net change in non-cash working capital items and payment of asset retirement obligations fell from $2,200,675 in the third quarter of 2004 to $774,021 for the same quarter in 2005. For the nine months ended September 30, 2005, this cash flow totalled $1,133,639, compared with $4,979,792 for the corresponding period in 2004. The differences are largely attributable to the net loss of $1,389,743 in the third quarter of 2005, compared with net earnings of $742,550 in 2004, and to the net loss of $2,459,493 for the nine-month period ended September 30, 2005, compared with net earnings of $772,402 for the same period in 2004.

Cash flow used in investment activities

During the third quarter of 2005, Richmont Mines made net investments of $10,641,153, compared with $2,066,735 for the corresponding quarter in the previous year. The largest investments include those made in the East Amphi property, the Island Gold project and the Beaufor Mine.

In the third quarter of 2005, the Company invested the amount of $4,702,705 in the advanced exploration project at East Amphi, compared with $2,427,259 for the same quarter in 2004. These investments total $11,992,205 for the nine-month period ended September 30, 2005, whereas they were $6,273,569 in the same period in 2004. The details of the work completed in 2005 are shown in the section "Summary of operating results for the three-month and nine-month periods ended September 30, 2005," under the heading "East Amphi."

In the third quarter of 2005, $4,538,079 was invested in the advanced exploration project at Island Gold. In the first nine months of 2005, Richmont Mines invested the amount of $8,785,705, which allowed it to launch a major exploration program for the year in progress. The details of the work completed in 2005 are shown in the section "Summary of operating results for the three-month and nine-month periods ended September 30, 2005," under the heading "Island Gold."

In addition, in the third quarter of 2005, the amount of $1,339,064 was invested in property, plant and equipment at the Beaufor Mine, whereas $605,429 had been invested in the same quarter in 2004. For the nine-month period ended September 30, 2005, investments totalled $2,234,972, compared with $1,038,176 in 2004. The details of the work completed in 2005 are shown in the section "Summary of operating results for the three-month and nine-month periods ended September 30, 2005," under the heading "Beaufor Mine."

08
OCTOBER 27, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Cash flow from or used in financing activities

In the third quarter of 2005, the Company issued 3,500 shares, following the exercise of options, for the amount of $15,365, whereas it issued 1,000 in the third quarter of 2004 for the amount of $2,500. Louvem Mines, a subsidiary of Richmont Mines, redeemed 50,000 common shares under its share buyback program for the amount of $19,060.

In the nine-month period ended September 30, 2005, Richmont Mines issued 3,246,000 common shares at a price of $4.90 per share in the course of a private placement of $15,905,400 that was concluded on June 28, 2005. Moreover, 148,000 common shares were issued following the exercise of options to buy shares, for the amount of $276,545, whereas 193,000 common shares were issued during the first nine months of 2004, for a total of $685,150. In addition, during the first nine months of 2005, the Company redeemed 75,600 shares for the amount of $345,630, compared with the 194,600 shares that it had redeemed in the same period in 2004 for the amount of $974,609. Richmont Mines' share buyback program expired July 8, 2005. Louvem Mines, a subsidiary of Richmont Mines, has redeemed 111,500 common shares under its share buyback program since the beginning of the year 2005, for the amount of $48,365, whereas it had redeemed 129,300 shares, for the amount of $111,826, during the same period last year.

Cash, cash equivalents and short-term investments

Cash and cash equivalents were $15,348,587 as at September 30, 2005, compared with $25,269,901 as at December 31, 2004. During the first nine months of 2005, the investment activities at the East Amphi and Island Gold properties were financed with cash on hand and through a private placement of $15,905,400 completed last June.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Readers should consult the annual report and the Company's annual notice for more complete information on the primary risk factors to consider.

Auditors

The external auditors have not examined the present report from management or the financial statements for the three-month and nine-month periods ended September 30, 2005.

Commitments and contingencies

The Company is subject to royalty payments on the production of the Beaufor Mine and also on certain other properties, if they enter commercial production.

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, government assistance recorded in revenues and property, plant and equipment credits totalled $2,125,756 and $574,244, respectively. According to the agreement, an amount of $900,000 is repayable on July 31, 2007, if the Beaufor Mine is in production during the 12 months preceding the repayment date and if the average daily price per ounce of gold on "AM FIX" on the London Stock Exchange is equal to or greater than US$325. Currently, it is impossible to predict the amount of any potential repayment; therefore, no provision has been recorded for this purpose in the financial statements.

Outlook for 2005

During the fourth quarter, Richmont Mines will continue its production, development and exploration activities at the Beaufor Mine. The driving of a ramp at the lowest level accessible by the shaft has begun in order to give access to Zone C, in which reserves of 50,000 tonnes at an average grade of 9.4 g/t have been identified.

09
OCTOBER 27, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

The Company will conclude its advanced exploration program at the East Amphi property, the estimate of resources will be updated, and all of the data collected will be incorporated into a technical report 43-101, which will be available towards the end of the fourth quarter of 2005. A decision on putting the project into production will be made at that time.

The Company will also continue its progress in exploration work at the Island Gold property located in Ontario. Richmont Mines expects to earn its 55% interest in this project from Patricia Mining during the fourth quarter of 2005.

As at September 30, 2005, Richmont Mines had cash, cash equivalents and short-term investments of $16,228,915. The Company had no long-term debt and had working capital of $18,133,226. Richmont Mines has no hedging contracts on gold or on currency.

Martin Rivard
President and Chief Executive Officer

10
OCTOBER 27, 2005	RICHMONT MINES INC.

FINANCIAL DATA
	Three-month period		Nine-month period
	ended September 30		ended September 30
	2005	2004	2005	2004

Results ($)
Revenues	3,051,735	10,124,163	17,544,747	30,881,806
Net earnings (loss)	(1,389,743)	742,550	(2,459,493)	772,402
Cash flow from operations before net change
in non-cash working capital	774,021	2,200,675	1,133,639	4,979,792

Results per share ($)
Net earnings (loss)
Basic and diluted	(0.07)	0.05	(0.14)	0.05

Weighted average number of common shares outstanding	19,484,591	16,087,519	17,284,327	16,146,228

Average selling price of gold per ounce	US$435	US$406	US$434	US$411

	September 30, 2005		December 31, 2004

Financial position ($)
Total assets		71,930,896		56,193,554
Working capital		18,133,226		25,925,031
Long-term debt		-		-

PRODUCTION AND SALES DATA
	Three-month period ended September 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2005	4,302	4,931	US$437
	2004	11,346	11,502	US$305
Hammerdown Mine	2005	-	-	-
	2004	3,086	5,961	US$180
Total	2005	4,302	4,931	US$437
	2004	14,432	17,463	US$263

	Nine-month period ended September 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2005	31,008	30,287	US$349
	2004	38,826	37,649	US$312
Hammerdown Mine	2005	-	307	US$15
	2004	14,985	16,584	US$251
Total	2005	31,008	30,594	US$346
	2004	53,811	54,233	US$294
2004 average exchange rate: US$1 = CAN$1.30
2005 estimated exchange rate: US$1 = CAN$1.22

11
OCTOBER 27, 2005	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS For The Nine-Month Period Ended September 30, 2005

CONSOLIDATED STATEMENTS OF EARNINGS
	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
	$	$	$	$

REVENUES
Precious metals	2,619,461	9,244,495	16,187,170	29,033,310
Other revenues	432,274	879,668	1,357,577	1,848,496

	3,051,735	10,124,163	17,544,747	30,881,806

EXPENSES
Operating costs	2,600,543	5,884,800	12,715,455	20,351,293
Royalties	30,820	88,900	191,621	331,289
Custom milling	317,470	287,932	722,285	519,017
Administration (note 2)	933,508	550,705	3,035,981	2,301,703
Exploration and evaluation of projects (note 3)	716,825	1,021,139	1,777,846	2,512,305
Accretion expense of asset retirement obligations	40,575	42,383	120,114	129,409
Depreciation and depletion	309,065	1,026,739	1,227,026	3,071,109

	4,948,806	8,902,598	19,790,328	29,216,125

EARNINGS (LOSS) BEFORE OTHER ITEMS	(1,897,071)	1,221,565	(2,245,581)	1,665,681

MINING AND INCOME TAXES	(444,177)	364,583	110,070	539,124

	(1,452,894)	856,982	(2,355,651)	1,126,557

MINORITY INTEREST	(63,151)	114,432	103,842	354,155

NET EARNINGS (LOSS)	(1,389,743)	742,550	(2,459,493)	772,402

NET EARNINGS (LOSS) PER SHARE
Basic and diluted	(0.07)	0.05	(0.14)	0.05

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	19,484,591	16,087,519	17,284,327	16,146,228

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
	$	$	$	$

BALANCE, BEGINNING OF PERIOD	12,000,493	12,721,549	13,280,549	13,252,364

Net earnings (loss)	(1,389,743)	742,550	(2,459,493)	772,402

Redemption of common shares	-	(69,500)	(210,306)	(630,167)

BALANCE, END OF PERIOD	10,610,750	13,394,599	10,610,750	13,394,599

13
OCTOBER 27, 2005	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
	(in Canadian dollars)
	September 30,	December 31,
	2005	2004
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	15,348,587	25,269,901
Short-term investments (note 4)	880,328	809,900
Accounts receivable	5,593,793	3,274,976
Inventories (note 5)	1,963,839	1,345,299

	23,786,547	30,700,076

PROPERTY, PLANT AND EQUIPMENT	45,930,030	23,803,718

FUTURE MINING AND INCOME TAXES	2,214,319	1,689,760

	71,930,896	56,193,554

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,653,321	4,349,430
Mining and income taxes payable	-	425,615

	5,653,321	4,775,045

ASSET RETIREMENT OBLIGATIONS	3,071,886	2,967,867

MINORITY INTEREST	1,622,016	1,548,771

FUTURE MINING AND INCOME TAXES	3,231,049	1,490,336

	13,578,272	10,782,019

SHAREHOLDERS' EQUITY

Capital stock (note 6)	43,627,649	29,236,630
Contributed surplus	4,114,225	2,894,356
Retained earnings	10,610,750	13,280,549

	58,352,624	45,411,535

Commitments (note 7)
Contingency (note 8)

	71,930,896	56,193,554

14
OCTOBER 27, 2005	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
	$	$	$	$

CASH FLOW FROM (USED IN)
OPERATIONS
Net earnings (loss)	(1,389,743)	742,550	(2,459,493)	772,402
Adjustments for:
Depreciation and depletion	309,065	1,026,739	1,227,026	3,071,109
Stock-based compensation	328,141	112,605	1,233,996	817,167
Accretion expense of asset retirement obligations	40,575	42,383	120,114	129,409
Write-down of short-term investments	-	-	-	110,000
Minority interest	(63,151)	114,432	103,842	354,155
Future mining and income taxes	1,549,134	161,966	908,154	(274,450)

	774,021	2,200,675	1,133,639	4,979,792

Net change in non-cash working capital items
and payment of asset retirement obligations	(573,591)	122,905	(2,057,409)	556,375

	200,430	2,323,580	(923,770)	5,536,167

CASH FLOW USED IN
INVESTMENTS
Short-term investments	49,610	80,100	(70,428)	80,100
Security deposits	-	1,237,061	-	1,097,061
Property, plant and equipment - Beaufor Mine	(1,339,064)	(605,429)	(2,234,972)	(1,038,176)
Property in development East Amphi	(4,702,705)	(2,427,259)	(11,992,205)	(6,273,569)
Property in development Island Gold	(4,538,079)	-	(8,785,705)	-
Other investments	(110,915)	(351,208)	(340,456)	(575,793)

	(10,641,153)	(2,066,735)	(23,423,766)	(6,710,377)

CASH FLOW FROM (USED IN)
FINANCING ACTIVITIES
Issue of common shares	15,365	2,500	16,181,945	685,150
Redemption of common shares	-	(120,653)	(345,630)	(974,609)
Redemption of shares by a subsidiary	(19,060)	(34,950)	(48,365)	(111,826)
Common share issuance costs	(29,337)	-	(1,361,728)	(10,757)

	(33,032)	(153,103)	14,426,222	(412,042)

Net increase (decrease) in cash and cash equivalents	(10,473,755)	103,742	(9,921,314)	(1,586,252)

Cash and cash equivalents, beginning of period	25,822,342	27,393,885	25,269,901	29,083,879

Cash and cash equivalents, end of period	15,348,587	27,497,627	15,348,587	27,497,627

15
OCTOBER 27, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine-month period ended September 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the « Company »), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. Significant accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Administration

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
	$	$	$	$

General costs	605,367	438,100	1,801,985	1,484,536
Stock-based compensation (see Black & Scholes
evaluation model note 6 c)	328,141	112,605	1,233,996	817,167

	933,508	550,705	3,035,981	2,301,703

3. Exploration and evaluation of projects

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2005	2004	2005	2004
	$	$	$	$

Beaufor Mine	258,615	258,050	693,253	787,725
Hammerdown	14,078	478	15,909	217,317
Valentine Lake property	271,949	479,253	352,961	836,983
Wasamac property	976	1,248	3,499	289,065
Other properties	3,295	169,818	227,028	452,615
Evaluation of projects	232,501	180,644	580,488	362,966

	781,414	1,089,491	1,873,138	2,946,671

Exploration tax credit	(64,589)	(68,352)	(95,292)	(434,366)

	716,825	1,021,139	1,777,846	2,512,305

4. Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but no longer than one year. The fair market value is $1,540,500 as at September 30, 2005 ($1,346,800 as at December 31, 2004).

16
OCTOBER 27, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Nine-month period ended September 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

5. Inventories

	September 30,	December 31,
	2005	2004
	$	$
		(Audited)

Precious metals	503,691	72,108
Ore	242,302	354,562
Supplies	1,217,846	918,629

	1,963,839	1,345,299

6. Capital stock

Authorized: Unlimited number of common shares, no par value

	September 30, 2005		December 31, 2004
	Number	Amount	Number	Amount
	of shares	$	of shares	$
			(Audited)

Issued and paid: Common shares

Balance, beginning of period	16,169,653	29,236,630	16,073,653	28,346,424
Issue of shares for cash a)
Common	3,394,000	16,196,072	203,000	722,635
Accredited	-	-	110,000	770,000
Share issue costs	-	(1,669,729)	-	(218,339)
Redemption of shares b)	(75,600)	(135,324)	(217,000)	(384,090)

Balance, end of period	19,488,053	43,627,649	16,169,653	29,236,630

a)          Issue of shares

During the nine-month period ended September 30, 2005, the Company issued, through the exercise of stock options, 148,000 common shares for a cash consideration of $276,545. From a private investment, 3,246,000 common shares were issued for a cash consideration of $15,905,400. The contributed surplus was reduced by the fair value recorded in the books for the stock options that were exercised of $14,127. In 2004, the Company issued, through the exercise of stock options, 203,000 common shares and 110,000 flow-through shares from a private investment for a cash consideration of $705,650 and $770,000 respectively and has decreased the contributed surplus of an amount of $16,985, representing the fair value recorded in the books for the stock options that were exercised. Furthermore, share capital has been reduced by the future income tax expense related to the flow-through shares at the time of renouncement to the tax deductions.

The Company is committed, as per the flow-through shares agreement, to incur exploration expenses in Canada of $770,000 before December 31, 2005.

b)          Redemption of shares

During the period, the Company redeemed 75,600 common shares for $345,630 in cash. In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. Those transactions reduced retained earnings by $210,306 in 2005 and by $703,911 in 2004.

17
OCTOBER 27, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Nine-month period ended September 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

6. Capital stock (continued)

c)          Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

A summary of the status, as at September 30, 2005 and as at December 31, 2004, of the Company's Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

	September 30, 2005		December 31, 2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
			(Audited)

Options outstanding, beginning of period	1,842,500	4.29	1,745,500	3.84
Granted	775,000	5.25	340,000	6.28
Exercised	(148,000)	1.87	(203,000)	3.48
Cancelled or expired	(40,000)	5.00	(40,000)	5.80

Options outstanding, end of period	2,429,500	4.73	1,842,500	4.29

Exercisable options,
end of period	1,849,500	4.58	1,520,500	4.11

The following table summarizes information about the Stock Option Plan at September 30, 2005:

	Options outstanding at			Exercisable options at
	September 30, 2005			September 30, 2005
	Number of	Weighted average	Weighted	Number of	Weighted
	options	remaining	average	options	average
Exercise		contractual life	exercise price		exercise price
price		(years)	$		$

$1.65 to $2.28	220,000	1.0	1.74	215,000	1.73
$3.10 to $4.42	289,500	2.1	3.83	220,500	3.69
$4.60 to $6.60	1,920,000	3.3	5.21	1,414,000	5.15

	2,429,500	2.9	4.73	1,849,500	4.58

During the nine-month period ended September 30, 2005, the Company allocated 775,000 stock options (340,000 in 2004) to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $2.36 ($3.07 in 2004). The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	September 30,	September 30,
	2005	2004

Risk-free interest rate	3.0%	3.5%
Expected life	4 years	4 years
Expected volatility	54%	60%
Expected dividend yield	0.0%	0.0%

18
OCTOBER 27, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Nine-month period ended September 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

6. Capital stock (continued)

c)          Stock Option Purchase Plan (continued)

For the period ended September 30, 2005, the compensation cost recorded in expenses related to the grant of stock-based compensation for the benefit of employees is $1,233,996 ($817,167 in 2004). The same amounts have been credited to contributed surplus for these allocations.

7. Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

8. Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded either in the earnings or as a reduction of the cost of property, plant and equipment totalled $2,125,756 and $574,244, respectively. According to the agreement, an amount of $900,000 is repayable on July 31, 2007, if the Beaufor Mine is in operation during the last twelve months preceeding the repayment date and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is not currently possible to determine the amount that may become payable and, accordingly, no amount is recorded in these consolidated financial statements.

9. Comparative figures

Certain comparative figures provided for the period ended September 30, 2004 have been reclassified to conform with the presentation adopted for the period ended September 30, 2005.

19
OCTOBER 27, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Nine-month period ended September 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

10. Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

	Three months ended September 30, 2005
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	2,908,792	-	142,943	3,051,735

Mining operation and other expenses	2,994,101	-	928,815	3,922,916
Exploration and evaluation of projects	259,575	389,140	68,110	716,825
Depreciation and depletion	287,615	-	21,450	309,065

Loss before other items	(632,499)	(389,140)	(875,432)	(1,897,071)

Acquisition of property, plant and equipment	1,351,640	-	9,339,123	10,690,763

Current assets	5,656,674	-	18,129,873	23,786,547
Property, plant and equipment	6,677,498	-	39,252,532	45,930,030
Future mining and income taxes	878,678	-	1,335,641	2,214,319

Total assets	13,212,850	-	58,718,046	71,930,896

	Three months ended September 30, 2004
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	6,610,533	3,199,611	314,019	10,124,163

Mining operation and other expenses	4,905,652	1,410,690	538,378	6,854,720
Exploration and evaluation of projects	253,949	591,471	175,719	1,021,139
Depreciation and depletion	219,057	756,728	50,954	1,026,739

Earnings (loss) before other items	1,231,875	440,722	(451,032)	1,221,565

Acquisition of property, plant and equipment	791,628	-	2,592,268	3,383,896

December 31, 2004 (audited)
Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	12,135,174	181,102	43,877,278	56,193,554

20
OCTOBER 27, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Nine-month period ended September 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

10. Segmented information (continued)

	Nine months ended September 30, 2005
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	17,025,705	159,030	360,012	17,544,747

Mining operation and other expenses	13,771,940	5,534	3,007,982	16,785,456
Exploration and evaluation of projects	710,788	663,936	403,122	1,777,846
Depreciation and depletion	1,162,676	-	64,350	1,227,026

Earnings (loss) before other items	1,380,301	(510,440)	(3,115,442)	(2,245,581)

Acquisition of property, plant and equipment	2,477,089	-	20,876,249	23,353,338

Current assets	5,656,674	-	18,129,873	23,786,547
Property, plant and equipment	6,677,498	-	39,252,532	45,930,030
Future mining and income taxes	878,678	-	1,335,641	2,214,319

Total assets	13,212,850	-	58,718,046	71,930,896

	Nine months ended September 30, 2004
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	21,289,926	8,951,038	640,842	30,881,806

Mining operation and other expenses	15,928,567	5,435,219	2,268,925	23,632,711
Exploration and evaluation of projects	891,946	1,156,919	463,440	2,512,305
Depreciation and depletion	701,769	2,243,898	125,442	3,071,109

Earnings (loss) before other items	3,767,644	115,002	(2,216,965)	1,665,681

Acquisition of property, plant and equipment	1,330,045	-	6,557,493	7,887,538

December 31, 2004 (audited)
Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	12,135,174	181,102	43,877,278	56,193,554

21
OCTOBER 27, 2005	RICHMONT MINES INC.

Interim Certificates

I, Martin Rivard, President and Chief Executive Officer of Richmont Mines Inc., certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Richmont Mines Inc., (the issuer) for the interim period ending September 30, 2005;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: October 27, 2005

Martin Rivard (signed)
Martin Rivard
President and Chief Executive Officer

Interim Certificates

I, Jean-Yves Laliberté, Vice President, Finance and Chief of Finance of Richmont Mines Inc., certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Richmont Mines Inc., (the issuer) for the interim period ending September 30, 2005;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: October 27, 2005

Jean-Yves Laliberté (signed)
Jean-Yves Laliberté, CA
Vice President, Finance and Chief of Finance